UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated February 3, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated January 23, 2014.
•	Press Release dated January 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 3, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. to Webcast 2013 Year End Financial Results

CALGARY, Alberta, January 23, 2014 – Enbridge Inc. (TSX, NYSE: ENB) will host a webcast conference call to discuss its 2013 year-end financial results on Friday, February 14, 2014.

Webcast Information

Event:	Enbridge Inc. 2013 Year End Financial Results Conference Call
Date:	Friday, February 14, 2014
Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time
Webcast:	sign-up

Conference Call Information

Dial-in # (Audio only – please dial in 10 minutes ahead):

North America Toll Free:         1 (888) 895-5271

Outside North America:           +1 (847) 619-6547

Participant Passcode:                 36464288#

Replay Information

A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours after the event.

Audio Replay # (Available for 7 days after call):

North America Toll Free:        1 (888) 843-7419

Outside North America           +1 (630) 652-3042

Replay Passcode:                     36464288#

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in 1,700 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. - Media

Adam McKnight	Graham White
(403) 266-7922 / (800) 481-2804	(403) 508-6563/ (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: graham.white@enbridge.com

NEWS RELEASE

Enbridge Gas Distribution Receives Approval for GTA Project

TORONTO, ON – January 30, 2014 – Enbridge Gas Distribution today announced that it has received approval from the Ontario Energy Board (OEB) to upgrade the backbone of its natural gas distribution system in the Greater Toronto Area (GTA). The GTA Project will provide upgrades to the natural gas distribution system that supplies natural gas to Brampton, Mississauga, Richmond Hill, Vaughan, Markham and Toronto.

“We are pleased with the OEB’s decision today as we believe this project will provide significant benefit to Enbridge Gas Distribution customers,” said Glenn Beaumont, President, Enbridge Gas Distribution. “The project is designed to serve growth in the GTA, allow for continued system reliability, and provide access to lower cost natural gas supply.”

Enbridge Gas Distribution’s GTA system has not had a major upgrade for 20 years and in that time, the total number of Enbridge customers in our franchise has doubled from 1.1 million in 1992 to two million customers today.

The GTA Project has the potential to provide access to lower cost natural gas supply for the rest of Ontario and Quebec in conjunction with a coordinated infrastructure build by Union Gas and TransCanada Pipelines.

Enbridge Gas Distribution held nine public open houses throughout 2012 as part of its consultation process and will keep local communities updated throughout the construction phases of the project.

“As we move forward, we will continue to coordinate plans with local municipalities and will keep residents in the area updated regularly about our plans,” Beaumont said. “We will work to minimize construction impacts and keep residents informed about any temporary construction activities in their community.”

Construction is expected to begin in late 2014 and finish October 2015.

The new pipeline will be comprised of two separate segments (Segment A and B), and will be located mainly in existing utility corridors to minimize disruption in the community. The pipe will also be connected to an existing underground distribution system that delivers natural gas to homes and businesses in the GTA.

Segment A will be a 42-inch diameter pipeline that will be located within a designated utility corridor, immediately south of Highway 407. Segment A will travel from Parkway West at Derry Road and Highway 407, approximately 27 kilometres northeast to the existing Albion Station.

Segment B will be a 36-inch diameter pipeline that will begin in an existing utility corridor in the City of Vaughan at Keele Street, just south of Highway 407.

The pipe will travel approximately 23 kilometres in total – east past Highway 404 to between Victoria Park and Warden Avenue, and then turn south and travel within a utility corridor to Sheppard Avenue East in the City of Toronto.

Two new pressure regulation facilities will connect the new pipelines to the existing system. There will also be an upgrade made to an existing pressure regulation facility at Jonesville Station, located just north of Eglinton Avenue East near Jonesville Crescent.

For more information about the project, visit www.enbridgegas.com/GTAProject.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution delivers safe, reliable natural gas in more than 100 communities across Ontario and is a leader in promoting energy efficiency programs. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

Media Contact

Chris Meyer

416-753-6626

chris.meyer@enbridge.com